Primega Group Holdings Limited

October 27, 2023

Via EDGAR

Mr. Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Primega Group Holdings Limited
Draft Registration Statement on Form F-1
Submitted April 11, 2023
CIK No. 0001966678

Dear Mr. Regan:

This letter is in response to the letter dated May 8, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Primega Group Holdings Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (“Amendment No.1 to the Draft Registration Statement”) is being confidentially submitted to accompany this letter.

Form DRS submitted on April 11, 2023

Cover page

1. Please disclose the location of your auditor’s headquarters.

In response to the Staff’s comments, we revised our disclosure on the cover page of Amendment No.1 to the Draft Registration Statement to disclose the location of our auditor’s headquarters.

Recent Regulatory Developments in the PRC, page 13

2. Please address clearly whether the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies are applicable to you and whether you intend to seek approval of this offering from the CSRC.

In response to the Staff’s comments, we revised our disclosure on page 14 of Amendment No.1 to the Draft Registration Statement to address clearly whether the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies are applicable to us and whether we intend to seek approval of this offering from the CSRC.

Risk Factors

We have a concentrated customer base..., page 30

3. Please disclose clearly in this section and elsewhere the extent to which principal customers are related parties and identify such customers and related risks.

In response to the Staff’s comments, we revised our disclosure on pages 30, 75, F-4 and F-9 of Amendment No.1 to the Draft Registration Statement to disclose the extent to which principal customers are related parties and identify such customers and related risks.

Liquidity and Capital Resources

Finance Lease Obligations, page 68

4. Please disclose the material terms of your finance leases including the parties to the leases, the number of leases outstanding and the term of each lease.

In response to the Staff’s comments, we revised our disclosure on page 68 of Amendment No.1 to the Draft Registration Statement to disclose the material terms of our finance leases including the parties to the leases, the number of leases outstanding and the term of each lease.

Price Stabilization, Short Positions, and Penalty Bids, page 118

5. Please provide expanded disclosure regarding syndicate short positions and the manner in which they are covered, including an explanation of what covered short sales are and what naked short sales are.

In response to the Staff’s comments, we revised our disclosure on page 118 of Amendment No.1 to the Draft Registration Statement to provide expanded disclosure regarding syndicate short positions and the manner in which they are covered, including an explanation of what covered short sales are and what naked short sales are.

3. Accounts Receivable, Net, page F-15

6. Please tell us how you considered the disclosure requirements of ASC 326-20-50.

In response to the Staff’s comments, we revised our disclosure on page F-17 of Amendment No.1 to the Draft Registration Statement to address clearly how we considered the disclosure requirements of ASC 326-20-50.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Hui Chun Kit
Name:	Hui Chun Kit
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC